UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

STRATASYS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

862685104 (CUSIP Number)

September 30, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 12 pages

CUSIP No. 862685104	13G	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Artisan Partners Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) Not Applicable	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER None
6 SHARED VOTING POWER 1,048,100
7 SOLE DISPOSITIVE POWER None
8 SHARED DISPOSITIVE POWER 1,048,100

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,048,100
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions) Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0%
12	TYPE OF REPORTING PERSON (see Instructions) IA

CUSIP No. 862685104	13G	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Artisan Investment Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) Not Applicable	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER None
6 SHARED VOTING POWER 1,048,100
7 SOLE DISPOSITIVE POWER None
8 SHARED DISPOSITIVE POWER 1,048,100

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,048,100
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions) Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0%
12	TYPE OF REPORTING PERSON (see Instructions) CO

CUSIP No. 862685104	13G	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Andrew A. Ziegler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) Not Applicable	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER None
6 SHARED VOTING POWER 1,048,100
7 SOLE DISPOSITIVE POWER None
8 SHARED DISPOSITIVE POWER 1,048,100

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,048,100
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions) Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0%
12	TYPE OF REPORTING PERSON (see Instructions) IN

CUSIP No. 862685104	13G	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Carlene Murphy Ziegler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) Not Applicable	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER None
6 SHARED VOTING POWER 1,048,100
7 SOLE DISPOSITIVE POWER None
8 SHARED DISPOSITIVE POWER 1,048,100

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,048,100
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions) Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0%
12	TYPE OF REPORTING PERSON (see Instructions) IN

Item 1	(a)	Name of Issuer:

STRATASYS, INC.

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

14950 Martin Drive Eden Prairie, Minnesota 55344

Item 2	(a)	Name of Person Filing:

Artisan Partners Limited Partnership (“Artisan Partners”) Artisan Investment Corporation, the general partner of Artisan Partners (“Artisan Corp.”) Andrew A. Ziegler Carlene Murphy Ziegler

Item 2	(b)	Address of Principal Business Office:

Artisan Partners, Artisan Corp., Mr. Ziegler and Ms. Ziegler are all located at: 875 East Wisconsin Avenue, Suite 800 Milwaukee, WI 53202

Item 2	(c)	Citizenship:

Artisan Partners is a Delaware limited partnership Artisan Corp. is a Wisconsin corporation Mr. Ziegler and Ms. Ziegler are U.S. citizens

Item 2	(d)	Title of Class of Securities:

Common Stock

Item 2	(e)	CUSIP Number:

862685104

Item 3	Type of Person:

(e) Artisan Partners is an investment adviser registered under section 203 of the Investment Advisers Act of 1940; Artisan Corp. is the General Partner of Artisan Partners; Mr. Ziegler and Ms. Ziegler are the principal stockholders of Artisan Corp.

Item 4	Ownership (at September 30, 2005):

(a) Amount owned “beneficially” within the meaning of rule 13d-3: 1,048,100

(b) Percent of class: 10.0% (based on 10,465,967 shares outstanding as of August 5, 2005)

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: None

(ii) shared power to vote or to direct the vote: 1,048,100

(iii) sole power to dispose or to direct the disposition of: None

(iv) shared power to dispose or to direct disposition of: 1,048,100

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

The shares reported herein have been acquired on behalf of discretionary clients of Artisan Partners. Persons other than Artisan Partners are entitled to receive all dividends from, and proceeds from the sale of, those shares. None of those persons, to the knowledge of Artisan Partners, Artisan Corp., Mr. Ziegler or Ms. Ziegler, has an economic interest in more than 5% of the class.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 7, 2005

ARTISAN INVESTMENT CORPORATION for itself and as general partner of ARTISAN PARTNERS LIMITED PARTNERSHIP

By:	LAWRENCE A. TOTSKY*

ANDREW A. ZIEGLER

ANDREW A. ZIEGLER*

CARLENE MURPHY ZIEGLER

CARLENE MURPHY ZIEGLER*

*By:	/S/ LAWRENCE A. TOTSKY
Lawrence A. Totsky
Chief Financial Officer of Artisan Investment Corporation Attorney-in-Fact for Andrew A. Ziegler Attorney-in-Fact for Carlene Murphy Ziegler

Exhibit Index

Exhibit 1	Joint Filing Agreement dated as of October 7, 2005 by and among Artisan Partners Limited Partnership, Artisan Investment Corporation, Andrew A. Ziegler, and Carlene Murphy Ziegler

Exhibit 2	Power of Attorney of Andrew A. Ziegler dated as of April 2, 2002

Exhibit 3	Power of Attorney of Carlene M. Ziegler dated as of April 2, 2002